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CUSIP NO.: 221774102                                                 Page 1 of 7


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                      COTTON STATES LIFE INSURANCE COMPANY
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
                         (Title of Class of Securities)

                                    221774102
                                 (CUSIP Number)

                         COUNTRY LIFE INSURANCE COMPANY
                             1701 N. Towanda Avenue
                           Bloomington, Illinois 60701
                              Attn: Paul M. Harmon
                                 (309) 557-2210
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies To:
                                Todd R. Eskelsen
                        Sonnenschein Nath & Rosenthal LLP
                               1301 K Street, N.W.
                              Suite 600, East Tower
                             Washington, D.C. 20005
                                 (202) 408-6424

                                December 29, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 221774102                                                 Page 2 of 7


         This Amendment No. 2 to Schedule 13D amends and restates in full, as set forth below, Items 3, 4, 6 and 7 as originally filed on November 10, 2003 (as amended on November 19, 2003, "Schedule 13D"). Terms not defined in this Amendment No. 2 shall have the respective meanings given to such terms in
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         In connection with entering into the Merger Agreement (as defined below), COUNTRY Life has entered into agreements with certain holders of the Issuer's Common Stock, regarding the purchase of shares of the Issuer's Common Stock beneficially owned by each holder (with regard to each such holder, the "Shares"). Under the terms of the Amended and Restated Stockholder Agreement between COUNTRY Life and Shield Insurance Company ("Shield") dated as of December 29, 2003 (the "Shield Amended Stockholder Agreement"), COUNTRY Life has the right, under certain circumstances, to purchase from Shield up to 2,102,385 shares of the Issuer's Common Stock held by Shield (the "Shield Shares") for an aggregate exercise price of $42.6 million (or $20.25 per share). Under the terms of the Amended and Restated Stockholder Agreements between COUNTRY Life and each of PSCO Partners Limited Partnership ("PSCO Partners") and PSCO Fund Limited ("PSCO Fund"), dated as of December 29, 2003 (the "PSCO Partners Amended Stockholder Agreement" and "PSCO Fund Amended Stockholder Agreement," respectively), COUNTRY Life has the right, under certain circumstances, to purchase from PSCO Partners up to 250,000 shares of the Issuer's Common Stock held by PSCO Partners (the "PSCO Partners Shares") for an aggregate exercise price of $5 million (or $20.25 per share) and from PSCO Fund up to 55,000 shares of the Issuer's Common Stock held by PSCO Fund (the "PSCO Fund Shares") for an aggregate exercise price of $1.1 million (or $20.25 per share), respectively.

         PSCO Partners and PSCO Fund are collectively referred to herein as the "PSCO Entities." Shield and each of the PSCO Entities are individually referred to herein as a "Stockholder" and collectively as the "Stockholders." The PSCO Partners Amended Stockholder Agreement and the PSCO Fund Amended Stockholder Agreement are collectively referred to herein as the "PSCO Amended Stockholder Agreements" and, together with the Shield Amended Stockholder Agreement, the "Amended Stockholder Agreements."

         In the event COUNTRY Life exercises its right to acquire the Shield Shares, the PSCO Partners Shares or the PSCO Fund Shares under the terms of the respective Amended Stockholder Agreements, it intends to obtain the funds necessary, directly or indirectly, from internal cash and short term investment assets.

ITEM 4. PURPOSE OF TRANSACTION

         On October 29, 2003, certain companies of COUNTRY(R) Insurance & Financial Services ("COUNTRY") on the one hand, and Shield, Issuer and other companies of the Cotton States Insurance Group ("Cotton States") on the other hand, entered into a letter agreement (the "Letter Agreement"), which outlined the terms of a proposed transaction that included, among other things, the acquisition by COUNTRY Life or an affiliate of all outstanding capital stock of the Issuer, including the stock owned by Shield, a wholly-owned subsidiary of Cotton States Mutual Insurance Company ("Cotton States Mutual"). COUNTRY Life and Shield entered into a stockholder agreement, the terms of which granted COUNTRY Life an option and a proxy with respect to the shares described therein. COUNTRY Life entered into subsequent stockholder agreements with the PSCO Entities on substantially identical terms to those under the Shield Stockholder Agreement. The PSCO Entities are stockholders of the Issuer and are affiliated with Philo Smith Capital Corporation, which has acted as a financial advisor to COUNTRY Life. On December 29, 2003, COUNTRY Life, Issuer and COUNTRY Medical Plans, Inc., a subsidiary of COUNTRY Life ("Acquiror Sub"), entered into an Agreement and Plan of Merger (the "Merger



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CUSIP NO.: 221774102                                                 Page 3 of 7


Agreement"). In connection with the execution and delivery of the Merger Agreement, COUNTRY Life and each of the Stockholders entered into the Amended Stockholder Agreements. In addition, Cotton States Mutual and Shield entered into an Alliance Agreement, dated as of December 29, 2003 (the "Alliance Agreement"), with COUNTRY Mutual Insurance Company ("COUNTRY Mutual"), which sets forth the affiliation between COUNTRY Mutual and Cotton States Mutual and adds Cotton States Mutual to the COUNTRY Mutual property/casualty pool.

STOCKHOLDER AGREEMENTS.

         Option. Under the terms of the Amended Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has granted to COUNTRY Life an irrevocable option (each an "Option," and, collectively, the "Options") to purchase the Shield Shares, PSCO Partners Shares and PSCO Fund Shares, respectively, at a price of $20.25 per share, payable in cash. Subject to the terms of the Amended Stockholder Agreements, each such Option is exercisable at any time after (i) the occurrence of any Acquisition Proposal (as defined below); (ii) the occurrence of any event entitling COUNTRY or COUNTRY Life to the fee referred to in Section 7.03 of the Merger Agreement; or (iii) the Stockholder breaches any of its agreements in Section 3(a), 3(b) or 3(d) of the Amended Stockholder Agreement relating, among other things, to the voting and transfer of shares and to Stockholder's non-solicitation obligations. Each such Option expires on the earliest of: (i) December 31, 2004; (ii) the date that is thirty (30) days after the later of the date that all approvals to the Merger required under applicable insurance regulatory laws have been obtained or a final non-appealable determination or order has been made that such approvals will not be granted; all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 required for the purchase of the Shares upon such exercise shall have expired or been terminated or a final non-appealable determination or order has been made that such approval will not be granted; and all other conditions to closing have been satisfied; and (iii) the date a final non-appealable order of a federal or state court in effect preventing the exercise of the Option or consummation of the Merger or any law or order enacted, promulgated or issued or deemed applicable to the Option or the Merger by any governmental entity that would make exercise of the Option or consummation of the Merger illegal. Under the terms of the Amended Stockholder Agreements, the term "Acquisition Proposal" means any proposal or offer made by any person or group other than COUNTRY or COUNTRY Life (in each case, whether or not in writing and whether or not delivered to the stockholders of the Issuer generally) relating to: (i) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Issuer or any of its subsidiaries or of over 10% of any class of equity securities of the Issuer or any of its subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any person, other than COUNTRY, COUNTRY Life, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries.

         Voting of Shares. Under the Amended Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has agreed that, during the term of the Option, Shield, PSCO Partners and PSCO Fund shall, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, vote (or cause to be voted) all Shares then held of record or beneficially owned by such respective Stockholder,
(i) in favor of approval of the Merger Agreement and the Merger, the execution and delivery by the Issuer of the agreements related to approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by such agreements and the Amended Stockholder Agreements and any actions required in furtherance thereof; and (ii) against any proposal relating to an Acquisition Proposal or any action or agreement that would impede, frustrate, prevent or nullify the Amended Stockholder Agreements or result in a breach in any respect of any covenant, representation or warranty or any other obligation or


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CUSIP NO.: 221774102                                                 Page 4 of 7


agreement of the Issuer under the Merger Agreement or other definitive agreements with respect to the Merger; provided, however, that the Stockholder shall continue to have the right to vote in its sole discretion at an annual meeting on all matters not involving or related to the Merger or an Acquisition Proposal. Under the Amended Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund also, subject to any regulatory approval, if any, required to be obtained from a governmental agency under insurance regulatory laws, irrevocably granted to and appointed COUNTRY Life and any of its designees (and each of them individually) a proxy and attorney-in-fact (with full power of substitution) for and in the respective Stockholder's name, place and stead, to vote the Shares beneficially owned by each such Stockholder, or to grant a consent or approval in respect of such Shares, in the manner specified above. Each such proxy is coupled with an interest and is therefore irrevocable.

         Covenants. Under the terms of the Amended Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund also has agreed that it will not:

         (a) offer to transfer (which term shall include, without limitation, any sale, tender, gift, pledge, assignment or other disposition), transfer, or consent to any transfer of, any or all of the Shares beneficially owned by such Stockholder or any interest therein,

         (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,

         (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares,

         (d) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or

         (e) take any other action that would make any representation or warranty of the Stockholder contained in the Amended Stockholder Agreement to which it is a party untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations under such Amended Stockholder Agreement or the transactions contemplated thereby.

         Additionally, under the terms of the Amended Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has agreed that it will not, directly or indirectly:

         (a) solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition Proposal; or

         (b) except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of any of the companies in Cotton States or any of their affiliates, or afford to any person or entity access to the properties, books or records of any of the companies in Cotton States or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

MERGER AGREEMENT.

         Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Acquiror Sub will merge with and into Issuer, with Issuer as the surviving corporation (the "Merger"). The effectiveness of the Merger is conditioned upon certain events, including, among other things, (i) the approval of the Merger Agreement by holders of a majority of the outstanding shares of Issuer's Common Stock at a special meeting of Issuer's shareholders called to vote on the Merger Agreement, (ii) receipt of all required permits, approvals, consents and authorizations of governmental authorities and third parties,


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CUSIP NO.: 221774102                                                 Page 5 of 7


and (iii) satisfaction of the conditions to closing contained in the Alliance Agreement. If such conditions are met, upon the effectiveness of the Merger (i) each issued and outstanding share of Issuer's Common Stock, other than shares held by Issuer or its subsidiaries, and shares held by shareholders properly perfecting their dissenters' rights, will be cancelled and converted into the right to receive $20.25 per share in cash, without interest, (ii) shares held by shareholders properly perfecting their dissenters' rights will be cancelled, and such shareholders will be paid in accordance with Georgia law, and (iii) each outstanding share of Acquiror Sub common stock will be converted into a share of Issuer's Common Stock.

         Under certain circumstances, a termination fee of $6.5 million is payable to COUNTRY Life by Issuer if the Merger Agreement is terminated.

         The foregoing descriptions are qualified in their entirety by reference to the text of the Amended Stockholder Agreements and the Merger Agreement, a copy of each of which is filed as an exhibit to this Schedule 13D.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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CUSIP NO.: 221774102                                                 Page 6 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: January 5, 2004

                                        COUNTRY LIFE INSURANCE COMPANY


                                        By: /s/ DAVID A. MAGERS
                                           -------------------------------------
                                           David A. Magers, Senior Vice
                                           President and CFO



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CUSIP NO.: 221774102                                                 Page 7 of 7


                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------    -----------------------------------------------------------------
99.1+          Stockholder Agreement, dated as of October 29, 2003, between COUNTRY
               Life Insurance Company and Shield Insurance Company.

99.2+          Letter Agreement, dated as of October 29, 2003, by and between certain companies of COUNTRY Insurance & Financial Services and Cotton States
               Mutual Insurance Company, Shield Insurance Company, Cotton States Life
               Insurance Company and their affiliates.

99.3++         Stockholder Agreement, dated as of November 11, 2003 between COUNTRY
               Life Insurance Company and PSCO Partners Limited Partnership.

99.4++         Stockholder Agreement, dated as of November 11, 2003 between COUNTRY
               Life Insurance Company and PSCO Fund Limited.

99.5           Amended and Restated Stockholder Agreement, dated as of December 29,
               2003 between COUNTRY Life Insurance Company and Shield Insurance
               Company.

99.6           Amended and Restated Stockholder Agreement, dated as of December 29,
               2003, between COUNTRY Life Insurance Company and PSCO Partners Limited
               Partnership.

99.7           Amended and Restated Stockholder Agreement, dated as of December 29,
               2003, between COUNTRY Life Insurance Company and PSCO Fund Limited.

99.8+++        Agreement and Plan of Merger, dated as of December 29, 2003, among
               COUNTRY Life Insurance Company, COUNTRY Medical Plans, Inc. and Cotton
               States Life Insurance Company.

+ Incorporated by reference to the Schedule 13D filed by COUNTRY Life with Securities and Exchange Commission on November 10, 2003 (File No. 005-32040).

++ Incorporated by reference to Amendment No. 1 to Schedule 13D filed by COUNTRY Life with the Securities and Exchange Commission on November 19, 2003 (File No. 005-32040).

+++ Incorporated by reference to the Current Report on Form 8-K (File No. 1112-39729) filed by Cotton States Life Insurance Company with the Securities and Exchange Commission on December 30, 2003.